# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braze, Inc., CIK 0001676238
CUSIP: 10576N102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 63 MADISON BUILDING, 28 E. 28TH ST., FLOOR 12, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001678064

## Reporting persons
- ICONIQ Strategic Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners III-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners III TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 628,880; shared voting power 0; sole dispositive power 628,880; shared dispositive power 0; aggregate amount beneficially owned 628,880 (0.7% of the class)
  Comment: Represents 628,880 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
- ICONIQ Strategic Partners VI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 926,682; shared voting power 0; sole dispositive power 926,682; shared dispositive power 0; aggregate amount beneficially owned 926,682 (1% of the class)
  Comment: Represents 926,682 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI-B, L.P.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
- ICONIQ Strategic Partners VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,555,562; shared voting power 0; sole dispositive power 1,555,562; shared dispositive power 0; aggregate amount beneficially owned 1,555,562 (1.7% of the class)
  Comment: Represents 1,555,562 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
- ICONIQ Strategic Partners VI TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,555,562; shared voting power 0; sole dispositive power 1,555,562; shared dispositive power 0; aggregate amount beneficially owned 1,555,562 (1.7% of the class)
  Comment: Represents 1,555,562 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,640,518; shared voting power 0; sole dispositive power 2,640,518; shared dispositive power 0; aggregate amount beneficially owned 2,640,518 (2.9% of the class)
  Comment: Represents (a) 1,084,956 shares of Class A Common Stock held by Divesh Makan through a family trust of which he is trustee and another estate planning trust having an independent trustee and (b) 1,555,562 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,641,106; shared voting power 0; sole dispositive power 2,641,106; shared dispositive power 0; aggregate amount beneficially owned 2,641,106 (2.9% of the class)
  Comment: Represents (a) 1,085,544 shares of Class A Common Stock held by William J.G. Griffith through a family trust of which he is trustee and an estate planning trust having an independent trustee, and (b) 1,555,562 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,103,466; shared voting power 0; sole dispositive power 2,103,466; shared dispositive power 0; aggregate amount beneficially owned 2,103,466 (2.3% of the class)
  Comment: Represents (a) 547,904 shares of Class A Common Stock held by Matthew Jacobson through a trust of which he is trustee and (b) 1,555,562 shares of Class A Common Stock held directly by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.

## Item 1. Issuer
Name of issuer: Braze, Inc.
Address of issuer's principal executive offices: 63 Madison Building, 28 East 28th Street, Floor 12, New York, NY 10016

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III").
(ii) ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III-B", and together with ICONIQ III, the "ICONIQ III Funds").
(iii) ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III GP"), the sole general partner of the ICONIQ III Funds.
(iv) ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ III Parent GP"), the sole general partner of ICONIQ III GP.
(v) ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V").
(vi) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V-B", and together with ICONIQ V, the "ICONIQ V Funds").
(vii) ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V GP"), the sole general partner of the ICONIQ V Funds.
(viii) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ V Parent GP"), the sole general partner of ICONIQ V GP.
(ix) ICONIQ Strategic Partners VI, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI").
(x) ICONIQ Strategic Partners VI-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI-B", and together with ICONIQ VI, the "ICONIQ VI Funds").
(xi) ICONIQ Strategic Partners VI GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI GP"), the sole general partner of the ICONIQ VI Funds.
(xii) ICONIQ Strategic Partners VI TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ VI Parent GP"), the sole general partner of ICONIQ VI GP.
(xiii) Divesh Makan, a citizen of the United States ("Makan").
(xiv) William J.G. Griffith, a citizen of the United States ("Griffith"), together with Makan, are the sole equity holders of ICONIQ III Parent GP.
(xv) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, the sole equity holders of ICONIQ V Parent GP and ICONIQ VI Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ III directly owns 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(ii) ICONIQ III-B directly owns 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(iii) ICONIQ III GP may be deemed to beneficially own 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(iv) ICONIQ III Parent GP may be deemed to beneficially own 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(v) ICONIQ V directly owns 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(vi) ICONIQ V-B directly owns 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(vii) ICONIQ V GP may be deemed to beneficially own 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(viii) ICONIQ V Parent GP may be deemed to beneficially own 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(ix) ICONIQ VI directly owns 628,880 shares of Class A Common Stock, which represents approximately 0.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(x) ICONIQ VI-B directly owns 926,682 shares of Class A Common Stock, which represents approximately 1.0% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xi) ICONIQ VI GP may be deemed to beneficially own 1,555,562 shares of Class A Common Stock held by the ICONIQ VI Funds, which represents approximately 1.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xii) ICONIQ VI Parent GP may be deemed to beneficially own 1,555,562 shares of Class A Common Stock held by the ICONIQ VI Funds, which represents approximately 1.7% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xiii) Makan may be deemed to beneficially own 2,640,518 shares of Class A Common Stock held by the ICONIQ VI Funds and Makan, which represents approximately 2.9% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xiv) Griffith may be deemed to beneficially own 2,641,106 shares of Class A Common Stock held by the ICONIQ VI Funds and Griffith, which represents approximately 2.9% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(xv) Jacobson may be deemed to beneficially own 2,103,466 shares of Class A Common Stock held by the ICONIQ VI Funds and Jacobson, which represents approximately 2.3% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
Percent of class: See Item 4(a) above. The percent of class was calculated based on 92,589,236 shares of Class A Common Stock outstanding as of May 29, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 6, 2025.
Sole power to vote or to direct the vote:
ICONIQ III: 0 shares of Class A Common Stock
ICONIQ III-B: 0 shares of Class A Common Stock
ICONIQ III GP: 0 shares of Class A Common Stock
ICONIQ III Parent GP: 0 shares of Class A Common Stock
ICONIQ V: 0 shares of Class A Common Stock
ICONIQ V-B: 0 shares of Class A Common Stock
ICONIQ V GP: 0 shares of Class A Common Stock
ICONIQ V Parent GP: 0 shares of Class A Common Stock
ICONIQ VI: 628,880 shares of Class A Common Stock
ICONIQ VI-B: 926,682 shares of Class A Common Stock
ICONIQ VI GP: 1,555,562 shares of Class A Common Stock
ICONIQ VI Parent GP: 1,555,562 shares of Class A Common Stock
Makan: 2,640,518 shares of Class A Common Stock
Griffith: 2,641,106 shares of Class A Common Stock
Jacobson: 2,103,466 shares of Class A Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ III: 0 shares of Class A Common Stock
ICONIQ III-B: 0 shares of Class A Common Stock
ICONIQ III GP: 0 shares of Class A Common Stock
ICONIQ III Parent GP: 0 shares of Class A Common Stock
ICONIQ V: 0 shares of Class A Common Stock
ICONIQ V-B: 0 shares of Class A Common Stock
ICONIQ V GP: 0 shares of Class A Common Stock
ICONIQ V Parent GP: 0 shares of Class A Common Stock
ICONIQ VI: 628,880 shares of Class A Common Stock
ICONIQ VI-B: 926,682 shares of Class A Common Stock
ICONIQ VI GP: 1,555,562 shares of Class A Common Stock
ICONIQ VI Parent GP: 1,555,562 shares of Class A Common Stock
Makan: 2,640,518 shares of Class A Common Stock
Griffith: 2,641,106 shares of Class A Common Stock
Jacobson: 2,103,466 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners III, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (08/14/2025)
- ICONIQ Strategic Partners III-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (08/14/2025)
- ICONIQ Strategic Partners III GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (08/14/2025)
- ICONIQ Strategic Partners III TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (08/14/2025)
- ICONIQ Strategic Partners V, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (08/14/2025)
- ICONIQ Strategic Partners V-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (08/14/2025)
- ICONIQ Strategic Partners V GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (08/14/2025)
- ICONIQ Strategic Partners V TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (08/14/2025)
- ICONIQ Strategic Partners VI, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (08/14/2025)
- ICONIQ Strategic Partners VI-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (08/14/2025)
- ICONIQ Strategic Partners VI GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (08/14/2025)
- ICONIQ Strategic Partners VI TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (08/14/2025)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (08/14/2025)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (08/14/2025)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (08/14/2025)